

Peachtree Dunwoody Medical Center
Atlanta, GA

Earnings Release
and Supplemental Report

First Quarter 2024

Healthpeak® | DOC LISTED NYSE



The Boardwalk
San Diego, CA

TABLE OF
Contents

Healthpeak Properties Reports First Quarter 2024 Results and Declares Quarterly Cash Dividend on Common Stock

DENVER, April 25, 2024 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the first quarter ended March 31, 2024.

FIRST QUARTER 2024 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.01 per share, Nareit FFO of $0.27 per share, FFO as Adjusted of $0.45 per share, AFFO of $0.41 per share, and Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of 4.5%

– First quarter new and renewal lease executions totaled 1.6 million square feet:
  - Outpatient Medical new and renewal lease executions totaled 1.4 million square feet
  - Lab new and renewal lease executions totaled 155,000 square feet
    - Signed letters of intent on an additional 455,000 square feet of lab leases

– Increased full year 2024 diluted earnings guidance to a range of $0.16 – $0.20 per share; increased the midpoint of 2024 FFO as Adjusted and AFFO guidance by +$0.02 per share, respectively and increased Total Merger-Combined Same-Store Cash (Adjusted) NOI growth guidance by 25 basis points at the midpoint
  - Year one merger-related synergy forecast increased by $5 million to $45 million
  - Repurchased $100 million of common stock at an average price of $17.11 per share

– Year-to-date, completed property management internalization in 10 markets covering 17 million square feet

– Year-to-date dispositions and seller financing repayments total $363 million and $69 million, respectively

– As previously announced, entered into a new $750 million term loan and related swaps to fix the interest rate at 4.5% for the full five-year term of the loan

– Net Debt to Adjusted EBITDAre was 5.2x for the quarter ended March 31, 2024

– Recent sustainability and corporate impact achievements include:
  - Earned the 2024 ENERGY STAR® Partner of the Year Award for Sustained Excellence from the U.S. Environmental Protection Agency and the U.S. Department of Energy, marking Healthpeak's fourth time being named Partner of the Year and first time being recognized for Sustained Excellence
  - Named a 2024 Green Lease Leader (Gold) by the Institute for Market Transformation for the first time
  - Reaffirmed our commitment to advance intentional equity, diversity, and inclusion efforts by renewing our CEO Action for Diversity & Inclusion™ pledge

  To learn more about Healthpeak's commitment to responsible business, please visit www.healthpeak.com/ESG.

FIRST QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 6,477	$ 0.01	$ 117,698	$ 0.22
Nareit FFO, diluted	162,206	0.27	230,443	0.42
FFO as Adjusted, diluted	277,480	0.45	231,881	0.42
AFFO, diluted	247,757	0.41	209,299	0.38

Nareit FFO, FFO as Adjusted, AFFO, Total Merger-Combined Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "March 31, 2024 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

MERGER-COMBINED SAME-STORE ("SS") OPERATING SUMMARY

Year-Over-Year Total Merger-Combined SS Cash (Adjusted) NOI Growth

	Three Month	
	SS Growth %	% of SS
Outpatient Medical	2.6%	56.3%
Lab	2.7%	34.4%
CCRC	26.6%	9.3%
Total Merger-Combined SS Cash (Adjusted) NOI	**4.5%**	**100.0%**

PHYSICIANS REALTY TRUST MERGER INTEGRATION

As previously disclosed, on March 1, 2024, Healthpeak closed the merger with Physicians Realty Trust.

To date, the company has completed internalization of property management in 10 markets covering 17 million square feet. Healthpeak now forecasts year one merger-related synergies of $45 million, an increase of $5 million compared to the prior estimate.

REDEVELOPMENT UPDATE

PORTSIDE AT OYSTER POINT

During the first quarter, Healthpeak placed approximately 325,000 square feet across three buildings at its Portside at Oyster Point ("Portside") campus in South San Francisco into redevelopment.

Elements of the redevelopment include the addition of a fitness center, boardroom, and outdoor meeting and gathering spaces complemented by updated landscaping throughout the campus. Additionally, the redevelopment will improve connectivity between Healthpeak's Cove and Portside campuses, creating an approximately 2 million square foot amenity-rich contiguous campus at the entrance to South San Francisco's life science market.

The enhanced amenity offering, improved connectivity, and significantly lower tenant operating costs relative to new construction, provide Healthpeak a competitive leasing advantage. To date, Healthpeak has re-leased approximately 175,000 square feet across the 465,000 square foot in active redevelopment on the Portside campus with initial occupancy expected to commence in mid-2024.

DISPOSITIONS AND LOAN REPAYMENTS

- **Callan Ridge Joint Venture:** As previously announced, in January 2024, Healthpeak sold a 65% interest in the fully leased Callan Ridge lab campus in the Torrey Pines submarket of San Diego. The formation of the joint venture valued Callan Ridge at $236 million, or $1,275 per square foot, and represents a stabilized cash capitalization rate of 5.3% based on the initial annual rental rate of approximately $67 per square foot. At closing, net proceeds to Healthpeak were $128 million. Additionally, the formation of the joint venture reduces Healthpeak's future tenant improvement funding by approximately $20 million.

- **Outpatient Medical Dispositions:** In March 2024, Healthpeak sold two outpatient medical buildings for $29 million.

- **Poway R&D Portfolio:** In April 2024, Healthpeak sold a portfolio of seven buildings in the Poway submarket of San Diego for $180 million. The portfolio comprises R&D, industrial, and office spaces across 702,000 square feet and is fully-leased to an affiliate of General Atomics. The trailing cash capitalization rate on the disposition was 6.0%.

- **Loan Repayments:** During the first quarter, we received $69 million of seller financing loan repayments.

SHARE REPURCHASE ACTIVITY

In March 2024, Healthpeak repurchased 5.8 million shares at a weighted average share price of $17.11 for approximately $100 million under its $500 million share repurchase program. As of March 31, 2024, $344 million remained available for share repurchases under the program.

CAPITAL MARKETS

As previously announced, Healthpeak entered into a new $750 million 5-year unsecured term loan on March 1, 2024. Healthpeak entered into swap agreements to fix the interest rate of the new term loan at approximately 4.5% for the full 5-year term of the loan.

As of April 25, 2024, Healthpeak had $3.1 billion in available liquidity through a combination of unrestricted cash and full capacity of its $3 billion revolving credit facility.

BOARD OF DIRECTORS

On April 25, 2024, Christine N. Garvey and David B. Henry retired from Healthpeak's Board pursuant to the director term limit policy. Healthpeak's Board of Directors reduced the size of the Board to 11 members.

DIVIDEND

On April 24, 2024, Healthpeak's Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on May 17, 2024, to stockholders of record as of the close of business on May 6, 2024.

2024 GUIDANCE

We are updating the following guidance ranges for full year 2024:

- Diluted earnings per common share from $0.07 – $0.13 to $0.16 – $0.20
- Diluted Nareit FFO per share from $1.54 – $1.60 to $1.56 – $1.60
- Diluted FFO as Adjusted per share from $1.73 – $1.79 to $1.76 – $1.80
- Diluted AFFO per share from $1.50 – $1.56 to $1.53 – $1.57
- Total Merger-Combined Same-Store Cash (Adjusted) NOI growth from 2.25% – 3.75% to 2.50% – 4.00%

These estimates are based on our view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2024. For additional details and assumptions, please see page 12 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Friday, April 26, 2024, at 7:00 a.m. Mountain Time.

The conference call can be accessed in the following ways:

- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/344417431. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (800) 715-9871.

An archive of the webcast will be available on Healthpeak's website through April 25, 2025, and a telephonic replay can be accessed through May 3, 2024, by dialing (800) 770-2030 and entering conference ID number 95156.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates and develops high-quality real estate for healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release, including statements regarding our anticipated synergies from our merger with Physicians Realty Trust; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2024 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, construction and labor costs, and unemployment; risks associated with our merger with Physicians Realty Trust (the "Merger"), including, but not limited to, our ability to integrate the operations of the Company and Physicians Realty Trust successfully and realize the anticipated synergies and other benefits of the Merger or do so within the anticipated time frame; changes within the industries in which we operate; significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, including project abandonments, project delays, and lower profits than expected; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third-party management contracts, including the additional regulation and liabilities of our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our use of joint ventures that may limit our returns on and our flexibility with jointly owned investments; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; our ability to satisfy environmental, social and governance and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including the coronavirus disease (Covid), and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology systems and any material failure, inadequacy, interruption, or security failure of that technology; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, bank failures or other events affecting financial institutions and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the Coronavirus, Aid, Relief and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data

	March 31, 2024	December 31, 2023
Assets		
Real estate:		
Buildings and improvements	$ 16,571,761	$ 13,329,464
Development costs and construction in progress	735,176	643,217
Land and improvements	3,079,225	2,647,633
Accumulated depreciation and amortization	(3,723,173)	(3,591,951)
Net real estate	16,662,989	13,028,363
Loans receivable, net of reserves of $9,334 and $2,830	267,798	218,450
Investments in and advances to unconsolidated joint ventures	930,559	782,853
Accounts receivable, net of allowance of $2,800 and $2,282	68,567	55,820
Cash and cash equivalents	101,763	117,635
Restricted cash	55,395	51,388
Intangible assets, net	1,160,446	314,156
Assets held for sale, net	—	117,986
Right-of-use asset, net	434,010	240,155
Other assets, net	860,513	772,044
Total assets	$ **20,542,040**	$ **15,698,850**
Liabilities and Equity		
Bank line of credit and commercial paper	$ 183,000	$ 720,000
Term loans	1,645,180	496,824
Senior unsecured notes	6,545,209	5,403,378
Mortgage debt	382,406	256,097
Intangible liabilities, net	238,760	127,380
Liabilities related to assets held for sale, net	—	729
Lease liability	307,119	206,743
Accounts payable, accrued liabilities, and other liabilities	717,191	657,196
Deferred revenue	923,676	905,633
Total liabilities	$ **10,942,541**	$ **8,773,980**
Commitments and contingencies		
Redeemable noncontrolling interests	54,848	48,828
Common stock, $1.00 par value: 1,500,000,000 and 750,000,000 shares authorized; 703,733,446 and 547,156,311 shares issued and outstanding	703,733	547,156
Additional paid-in capital	12,918,936	10,405,780
Cumulative dividends in excess of earnings	(4,779,599)	(4,621,861)
Accumulated other comprehensive income (loss)	38,543	19,371
Total stockholders' equity	8,881,613	6,350,446
Joint venture partners	328,430	310,998
Non-managing member unitholders	334,608	214,598
Total noncontrolling interests	663,038	525,596
Total equity	$ **9,544,651**	$ **6,876,042**
Total liabilities and equity	$ **20,542,040**	$ **15,698,850**

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

| | Three Months Ended March 31, | |
	2024	2023
Revenues:		
Rental and related revenues	$ 462,033	$ 392,431
Resident fees and services	138,776	127,084
Interest income and other	5,751	6,163
Total revenues	606,560	525,678
Costs and expenses:		
Interest expense	60,907	47,963
Depreciation and amortization	219,219	179,225
Operating	243,729	223,088
General and administrative	23,299	24,547
Transaction and merger-related costs	107,220	2,425
Impairments and loan loss reserves (recoveries), net	11,458	(2,213)
Total costs and expenses	665,832	475,035
Other income (expense):		
Gain (loss) on sales of real estate, net	3,255	81,578
Other income (expense), net	78,516	772
Total other income (expense), net	81,771	82,350
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	22,499	132,993
Income tax benefit (expense)	(13,698)	(302)
Equity income (loss) from unconsolidated joint ventures	2,376	1,816
Net income (loss)	11,177	134,507
Noncontrolling interests' share in earnings	(4,501)	(15,555)
Net income (loss) attributable to Healthpeak Properties, Inc.	6,676	118,952
Participating securities' share in earnings	(199)	(1,254)
Net income (loss) applicable to common shares	$ 6,477	$ 117,698
Earnings (loss) per common share:		
Basic	$ 0.01	$ 0.22
Diluted	$ 0.01	$ 0.22
Weighted average shares outstanding:		
Basic	600,898	546,842
Diluted	601,188	547,110

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data

	Three Months Ended March 31,	
	2024	2023
Net income (loss) applicable to common shares	$ 6,477	$ 117,698
Real estate related depreciation and amortization	219,219	179,225
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	8,772	5,993
Noncontrolling interests' share of real estate related depreciation and amortization	(4,452)	(4,783)
Loss (gain) on sales of depreciable real estate, net	(3,255)	(81,578)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	11,546
Loss (gain) upon change of control, net[1]	(77,781)	—
Taxes associated with real estate dispositions[2]	11,608	—
Nareit FFO applicable to common shares	160,588	228,101
Distributions on dilutive convertible units and other	1,618	2,342
Diluted Nareit FFO applicable to common shares	$ 162,206	$ 230,443
Diluted Nareit FFO per common share	$ 0.27	$ 0.42
Weighted average shares outstanding - Diluted Nareit FFO	608,807	554,400
Impact of adjustments to Nareit FFO:		
Transaction and merger-related items[3]	$ 102,829	$ 2,364
Other impairments (recoveries) and other losses (gains), net[4]	11,853	(1,272)
Casualty-related charges (recoveries), net[5]	—	348
Total adjustments	114,682	1,440
FFO as Adjusted applicable to common shares	275,270	229,541
Distributions on dilutive convertible units and other	2,210	2,340
Diluted FFO as Adjusted applicable to common shares	$ 277,480	$ 231,881
Diluted FFO as Adjusted per common share	$ 0.45	$ 0.42
Weighted average shares outstanding - Diluted FFO as Adjusted	610,632	554,400

(1) The three months ended March 31, 2024 includes a gain upon change of control related to the sale of a 65% interest in two lab buildings in San Diego, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The three months ended March 31, 2024 includes non-cash income tax expense related to the sale of a 65% interest in two lab buildings in San Diego, California.

(3) The three months ended March 31, 2024 includes costs related to the Merger, which are primarily comprised of advisory, legal, accounting, tax, post-combination severance and stock compensation expense, and other costs that were incurred during the period, partially offset by $4 million of termination fee income associated with Graphite Bio, Inc., for which the lease terms were modified to accelerate expiration of the lease to December 2024. Termination fee income is included in rental and related revenues on the Consolidated Statements of Operations.

(4) The three months ended March 31, 2024 and 2023 includes reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands

	Three Months Ended March 31,		
	2024		**2023**
FFO as Adjusted applicable to common shares	$ 275,270	$	229,541
Stock-based compensation amortization expense	3,366		3,287
Amortization of deferred financing costs and debt discounts (premiums)	4,522		2,821
Straight-line rents[1]	(12,093)		(747)
AFFO capital expenditures	(17,517)		(22,789)
Deferred income taxes	724		(261)
Amortization of above (below) market lease intangibles, net	(7,351)		(5,803)
Other AFFO adjustments	(1,485)		1,610
AFFO applicable to common shares	245,436		207,659
Distributions on dilutive convertible units and other	2,321		1,640
Diluted AFFO applicable to common shares	**$ 247,757**	**$**	**209,299**
Diluted AFFO per common share	**$ 0.41**	**$**	**0.38**
Weighted average shares outstanding - Diluted AFFO	610,632		552,575

(1)   The three months ended March 31, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This activity is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.

2024 Guidance Information[1]

Bolded items represent updates from previous Outlook ranges and assumptions

Projected full year 2024, dollars in millions, except per share amounts

	FY 2024 Guidance April 25, 2024	FY 2024 Outlook February 8, 2024
2024 Guidance Ranges and Supplemental Information		
Diluted earnings per common share	**$0.16 – $0.20**	$0.07 - $0.13
Diluted Nareit FFO per common share	**$1.56 – $1.60**	$1.54 - $1.60
Diluted FFO as adjusted per common share	**$1.76 – $1.80**	$1.73 - $1.79
Diluted AFFO per common share	**$1.53 – $1.57**	$1.50 - $1.56
Total Year-Over-Year Merger-Combined Same-Store Cash (Adjusted) NOI Growth[2]	**2.50% – 4.00%**	2.25% - 3.75%
Other Key Assumptions		
General and administrative (excl. restructuring and severance-related charges)	$95 - $105	$95 - $105
Interest expense (net of capitalized interest)	$300 - $330	$300 - $330
Sources and Uses[3]		
Term loan	$750	$750
Sales / joint venture proceeds	**$365**	$130
Seller financing / loan repayments	**$70 – $120**	$0 - $100
Retained earnings	**$230 – $280**	$220 - $270
Total Sources	**$1,415 - $1,515**	$1,110 - $1,250
Development, redevelopment and revenue enhancing capex[4]	**$600 – $700**	$700 - $800
Share repurchase	**$100 – $300**	$—
Debt repayments	**$525 – $275**	$210
Other / transaction costs	$190 – $240	$190 - $240
Total Uses	**$1,415 - $1,515**	$1,100 - $1,250

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout this Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.
(2) Merger-Combined Same-Store Guidance / Outlook for Total Portfolio and Outpatient Medical includes properties acquired through the merger with Physicians Realty Trust as though the properties that meet our same-store definition had been owned for all of 2023 and 2024.
(3) High level cash sources and uses; excludes equity issued in merger and $1.9 billion of debt assumed in merger.
(4) Includes our share of unconsolidated JVs.

Portfolio Summary

As of and for the quarter ended March 31, 2024, dollars and square feet in thousands

	Property Count	Capacity[1]	Occupancy %[2]	Portfolio Investment	Portfolio Cash Real Estate Revenues[3]	Portfolio Cash Operating Expenses[3]	Interest Income[3]	Portfolio Income[3]
Operating Portfolio								
Outpatient Medical	589	40,131 Sq. Ft.	92.0	$ 11,090,028	$ 225,124	$ (79,037)	$ —	$ 146,087
Lab	125	10,516 Sq. Ft.	96.0	8,013,756	207,332	(58,429)	—	148,903
CCRC[4]	15	7,088 Units	85.2	2,400,945	138,776	(105,622)	—	33,155
SWF SH JVs	19	3,354 Units	78.1	472,416	21,476	(16,090)	—	5,387
	748			$ **21,977,145**	$ **592,709**	$ **(259,177)**	$ **—**	$ **333,532**
Developments & Redevelopments[5]								
Outpatient Medical	5	419 Sq. Ft.	—	$ 75,175	$ —	$ —	$ —	$ —
Lab	21	1,512 Sq. Ft.	—	1,186,051	—	—	—	—
	26			$ **1,261,226**	$ **—**	$ **—**	$ **—**	$ **—**
Land held for development								
Outpatient Medical	—	—	—	$ 4,676	$ —	$ —	$ —	$ —
Lab	—	—	—	714,549	—	—	—	—
CCRC	—	—	—	3,494	—	—	—	—
	—			$ **722,720**	$ **—**	$ **—**	$ **—**	$ **—**
Debt Investments								
Seller financing	—	—	—	$ 110,481	$ —	$ —	$ 4,133	$ 4,133
Development and other loans	—	—	—	119,368	—	—	926	926
	—			$ **229,849**	$ **—**	$ **—**	$ **5,059**	$ **5,059**
Total								
Outpatient Medical	594	40,549 Sq. Ft.	—	$ 11,169,879	$ 225,124	$ (79,037)	$ —	$ 146,087
Lab	146	12,028 Sq. Ft.	—	9,914,356	207,332	(58,429)	—	148,903
CCRC[4]	15	7,088 Units	—	2,404,439	138,776	(105,622)	—	33,155
Other	19	3,354 Units	—	702,265	21,476	(16,090)	5,059	10,446
	774			$ **24,190,939**	$ **592,709**	$ **(259,177)**	$ **5,059**	$ **338,591**

(1)   Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.
(2)   Occupancy for Outpatient Medical and Lab is calculated as of the end of the period presented and is based on square feet. Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Occupancy excludes assets held for sale and assets in development or redevelopment.
(3)   Includes two months of activity for legacy Healthpeak and one month of activity for the combined Company.
(4)   Portfolio Investment in the table represents Gross Portfolio Investment. Net of the related $817.6 million of liabilities for Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, Net Portfolio Investment would be $1.6 billion.
(5)   Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Operating Portfolio section above.

Merger-Combined Same-Store[1]

Dollars and square feet in thousands

MERGER-COMBINED SAME-STORE

			Three Months Ended March 31,		
		2024	2023	Year-Over-Year Growth	Sequential Growth
Total Merger-Combined Same-Store					
Same-Store Cash Real Estate Revenues	$	617,405	$ 597,455	3.3%	1.2%
Same-Store Cash Operating Expenses		(258,238)	(253,688)	1.8%	0.6%
Same-Store Cash (Adjusted) NOI	$	**359,167**	$ **343,767**	**4.5%**	**1.6%**
Outpatient Medical					
Property Count		580	580		
Square Feet		39,573	39,587		
Occupancy %		92.1	92.0	10 bps	-20 bps
Same-Store Cash Real Estate Revenues	$	305,790	$ 299,089	2.2%	1.0%
Same-Store Cash Operating Expenses		(103,481)	(101,912)	1.5%	1.8%
Same-Store Cash (Adjusted) NOI	$	**202,310**	$ **197,178**	**2.6%**	**0.6%**
Lab					
Property Count		119	119		
Square Feet		9,458	9,458		
Occupancy %		96.0	98.2	-220 bps	-60 bps
Same-Store Cash Real Estate Revenues	$	173,137	$ 171,281	1.1%	1.0%
Same-Store Cash Operating Expenses		(49,762)	(51,149)	(2.7%)	2.2%
Same-Store Cash (Adjusted) NOI	$	**123,375**	$ **120,133**	**2.7%**	**0.5%**
CCRC					
Property Count		15	15		
Units		7,076	7,107		
Occupancy %		85.2	83.1	210 bps	30 bps
Same-Store Cash Real Estate Revenues	$	138,478	$ 127,084	9.0%	1.8%
Same-Store Cash Operating Expenses		(104,995)	(100,628)	4.3%	(1.3%)
Same-Store Cash (Adjusted) NOI	$	**33,483**	$ **26,457**	**26.6%**	**12.6%**

(1)   Same-Store presented combines properties from both Healthpeak and Physicians Realty Trust as though the properties that meet our same-store definition had been owned for all of 2023 and 2024. See the Glossary for our Merger-Combined Same-Store definition.

Capitalization and Debt Ratios

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	March 31, 2024		
	Shares	Price	Total Value
Common stock (NYSE: DOC)	703,733	$ 18.75	$ 13,194,994
Convertible partnership units	13,765	18.75	258,094
Total Market Equity	**717,498**		**$ 13,453,088**
Consolidated Debt			8,755,795
Total Market Equity and Consolidated Debt	**717,498**		**$ 22,208,883**
Share of unconsolidated JV debt			188,846
Total Market Equity and Enterprise Debt	**717,498**		**$ 22,397,729**

DEBT RATIOS

	Three Months Ended March 31, 2024
Net Debt to Adjusted EBITDAre	5.2x
Floating Rate Debt %	2.6%
Net Floating Rate Debt %[1]	0%
Adjusted Fixed Charge Coverage	5.4x
Financial Leverage	35.6%
Secured Debt Ratio	2.3%

FINANCIAL COVENANTS[2]

	Bank Line of Credit	
	Requirement	Actual Compliance
Leverage Ratio	No greater than 60%	37%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	40%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	4.8x
Tangible Net Worth ($ billions)	No less than $7.7B	$13.6B

LIQUIDITY

	March 31, 2024
Cash and Cash Equivalents	$ 101,763
Availability under Credit Facility	3,000,000
Less: Commercial Paper Borrowings	(183,000)
Total Liquidity as of March 31, 2024	$ **2,918,763**

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)

(1) Net floating rate debt is also net of variable rate loans.
(2) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section above.

Indebtedness

As of March 31, 2024, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

| | Bank LOC, Commercial Paper[1] | Term Loan(s) | | Senior Unsecured Notes | | Mortgage Debt | | Consolidated Debt | Share of Unconsolidated JV Debt[3] | Enterprise Debt | |
		Amounts	Rate %[2]	Amounts	Rate %[2]	Amounts	Rate %[2]			Amounts	Rate %[2]
2024	$ —	$ —	—	$ —	—	$ 29,626	7.12	$ 29,626	$ 19,189	$ 48,815	7.44
2025	—	—	—	800,000	3.92	3,684	4.01	803,684	90,172	893,856	4.38
2026	183,000	—	—	650,000	3.40	344,999	4.89	1,177,999	85,844	1,263,843	4.22
2027	—	500,000	3.76	850,000	3.23	842	5.57	1,350,842	—	1,350,842	3.64
2028	—	400,000	4.44	850,000	3.53	2,815	5.30	1,252,815	—	1,252,815	3.79
2029	—	750,000	4.66	650,000	3.65	—	—	1,400,000	—	1,400,000	4.02
2030	—	—	—	750,000	3.14	—	—	750,000	—	750,000	3.14
2031	—	—	—	1,100,000	4.12	—	—	1,100,000	—	1,100,000	4.12
2032	—	—	—	750,000	5.49	—	—	750,000	—	750,000	5.49
2033	—	—	—	—	—	—	—	—	—	—	—
Thereafter	—	—	—	300,000	6.87	—	—	300,000	—	300,000	6.87
	$ 183,000	$1,650,000		$ 6,700,000		$ 381,966		$ 8,914,966	$ 195,205	$ 9,110,171	
Premium, (discounts), and debt Issuance costs, net	—	(4,820)		(154,791)		440		(159,171)	(6,358)	(165,530)	
	$ 183,000	$1,645,180		$ 6,545,209		$ 382,406		$ 8,755,795	$ 188,846	$ 8,944,641	
Weighted average interest rate %[2]	5.58	4.33		3.96		5.18		4.12	6.12	4.16	
Weighted average maturity in years	1.8	4.2		5.3		2.3		4.9	1.8	4.9	

(1) The Company has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 20, 2026 and contains two six-month extension options. It accrues interest at SOFR plus 85 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.
(2) Represents the weighted-average interest rate as of the end of the applicable period, including amortization of debt premiums (discounts) and debt issuance costs.
(3) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

Investment Summary

As of and for the three months ended March 31, 2024, dollars and square feet in thousands

INVESTMENT SUMMARY

	Three Months Ended March 31, 2024
Development fundings	45,620
Redevelopment fundings	27,457
Total	**$ 73,077**

DISPOSITIONS[1]

	Date	Capacity (Sq. Ft.)	Property Count	Property Type	Sales Price	Capitalization Rate
Callan Ridge[2]	January	185	2	Lab	$ 153,319	
McDowell Mountain	March	85	1	Outpatient Medical	21,250	
Calloway Creek	March	79	1	Outpatient Medical	8,000	
Total			**4**		**$ 182,569**	**5.5%**

(1) Subsequent to March 31, 2024, Healthpeak closed on one transaction totaling $180.0 million. See the Earnings Release herein for further information.
(2) Healthpeak sold a 65% interest in Callan Ridge development campus. The formation of the joint venture valued Callan Ridge at $236 million, or $1,275 per square foot, and represents a stabilized cash capitalization rate of 5.3% based on the initial annual rental rate of approximately $67 per square foot. At closing, net proceeds to Healthpeak were $128 million.



St. Vincent Fishers Medical Center
Indianapolis, IN

Developments and Redevelopments

As of March 31, 2024, dollars and square feet in thousands; includes JV project dollars at share

DEVELOPMENT PROJECTS IN PROCESS

Project	MSA	Property Type	Property Count	CIP	Cost to Complete	Estimated Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Initial Occupancy	Projected Stabilized Cash Yield
Vantage - Phase I[1][2]	San Francisco, CA	Lab	1	$ 180,083	$ 56,917	$ 237,000	189	12	2Q24	6.25% - 6.75%
The Gateway at Directors Place	San Diego, CA	Lab	1	120,042	2,958	123,000	163	—	2Q25	8.25% - 8.75%
Callan Ridge[3]	San Diego, CA	Lab	2	39,767	11,333	51,100	185	100	3Q25	8.75% - 9.25%
Buford[4]	Atlanta, GA	Outpatient Medical	1	15,466	7,534	23,000	97	100	2Q24	6.75% - 7.25%
Dunwoody	Atlanta, GA	Outpatient Medical	1	20,304	12,696	33,000	60	100	3Q24	5.75% - 6.25%
Savannah	Savannah, GA	Outpatient Medical	1	15,493	15,507	31,000	70	58	3Q24	5.50% - 6.00%
Galen Aurora	Denver, CO	Outpatient Medical	1	9,472	30,528	40,000	72	100	2Q25	5.50% - 6.00%
McKinney	Dallas, TX	Outpatient Medical	1	4,223	45,776	50,000	120	62	2Q25	7.25% - 7.75%
Total			**9**	**$ 404,851**	**$ 183,249**	**$ 588,100**	**955**	**58**		

REDEVELOPMENT PROJECTS IN PROCESS

Project[5]	MSA	Property Type	Property Count	CIP	Cost to Complete	Estimated Total at Completion	Estimated Completion Date
Portside at Oyster Point[6]	San Francisco, CA	Lab	5	$ 26,908	$ 101,092	$ 128,000	2Q24 - 2Q26
Pointe Grand[7]	San Francisco, CA	Lab	6	41,267	78,733	120,000	3Q24 - 4Q25
Directors Place	San Diego, CA	Lab	3	1,665	24,335	26,000	4Q24 - 3Q25
Other Redevelopments	San Francisco, CA	Lab	3	13,576	19,424	33,000	4Q24 - 4Q25
Total			**17**	**$ 83,416**	**$ 223,584**	**$ 307,000**	

(1) Total project capacity and Development costs for Vantage - Phase I are 343,000 square feet and $438 million, respectively, including 154,000 square feet / $201 million placed in service in 4Q23. During the quarter, Vantage - Phase I generated non-stabilized Portfolio Cash (Adjusted) NOI of $0.1 million. Cash rental payments will commence in 2Q24.
(2) Amounts in the table above exclude 40,000 square feet related to the amenity building and include $84 million of construction cost related to the amenity building. We expect tenants to pay rent on their pro-rata share of the amenity building based on the total campus' capacity.
(3) In January, Healthpeak formed a 65% Breakthrough / 35% Healthpeak joint venture for the two Callan Ridge properties. Cash rental payments for the first building commenced July 2023 and cash rental payments for the second building are scheduled to begin in July 2024. Initial occupancy of 3Q25 is delayed due to tenant-driven delays with tenant improvements within both buildings.
(4) The project is part of a 56.7% Healthpeak / 43.3% partner joint venture.
(5) Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%.
(6) During the first quarter, 331 Oyster Point, 1100 Veterans and 1120 Veterans were added to the redevelopment pool following the expirations of in-place leases.
(7) The project is part of our seven building 70% Healthpeak / 30% partner joint venture in our Pointe Grand campus. Healthpeak will earn customary asset management and development fees, a preferred return during the redevelopment period and its 70% share of property NOI following completion of the project.

Capital Expenditures[1]

For the three months ended March 31, 2024, dollars in thousands, except per unit/square foot

FIRST QUARTER	Outpatient Medical	Lab	CCRC	Other	Total
Portfolio at share					
Recurring Capital Expenditures	$ 218	$ 343	$ 2,123	$ 476	$ 3,160
Tenant improvements	7,955	1,608	—	—	9,563
Lease commissions	2,434	1,568	—	—	4,002
AFFO capital expenditures[2]	$ **10,607**	$ **3,519**	$ **2,123**	$ **476**	$ **16,725**
Revenue Enhancing Capital Expenditures	13,840	2,172	3,217	490	19,719
Casualty related capital expenditures	—	—	2,760	—	2,760
Initial Capital Expenditures ("ICE")	80	—	—	—	80
Development[3]	17,526	28,094	—	—	45,620
Redevelopment[3]	566	26,891	—	—	27,457
Capitalized interest	276	15,142	—	—	15,418
Total capital expenditures	$ **42,896**	$ **75,818**	$ **8,100**	$ **966**	$ **127,780**

(1) Excludes corporate capitalized costs such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $0.5 million. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures for the quarter of $0.4 million, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(3) Development and Redevelopment include related tenant improvements and lease commissions.

Portfolio Diversification

As of and for the three months ended March 31, 2024, dollars and square feet in thousands

TOP 20 MARKETS

Market	Leased Square Feet[(1)]	% of Combined ABR
San Francisco, CA[(2)]	5,110	23%
Boston, MA	2,714	10%
San Diego, CA	2,438	7%
Dallas, TX	4,247	7%
Houston, TX	3,179	4%
Nashville, TN	1,609	3%
Louisville, KY	1,811	3%
Phoenix, AZ	1,550	3%
Denver, CO	1,086	2%
Seattle, WA	1,022	2%
Atlanta, GA	1,085	2%
Minneapolis, MN	978	2%
Philadelphia, PA	965	2%
New York, NY	802	1%
Indianapolis, IN	823	1%
Salt Lake City, UT	761	1%
Miami, FL	557	1%
Washington, DC	486	1%
Kansas City, MO	500	1%
Omaha, NE	669	1%
Remaining	13,954	23%


Seattle 2%
San Francisco 23%
Salt Lake City 1%
Denver 2%
San Diego 7%
Phoenix 3%
Minneapolis 2%
Omaha 1%
Kansas City 1%
Dallas 7%
Houston 4%
Indianapolis 1%
Louisville 3%
Nashville 3%
Atlanta 2%
Miami 1%
Boston 10%
New York 1%
Philadelphia 2%
Washington 1%
Sized in proportion to % of ABR

(1) Excludes Healthpeak's CCRC and Senior Housing JV portfolio.
(2) Primarily consists of the city of South San Francisco, located 10+ miles south of the central business district of San Francisco, in San Mateo County. Healthpeak does not own any assets in the city or county of San Francisco.

Tenant Diversification

As of and for the quarter ended March 31, 2024

Tenant Diversification [1]



- Physician Group Practices 16.2%
- Large Cap Biopharma 10.3%
- Mid Cap Biopharma 9.6%
- Med Device / R&D / University & Specialty Outpatient Services 7.9%
- Private Biopharma 7.6%
- Small Cap Biopharma 5.1%
- Other 4.5%
- Health System 38.9%

$1.5B Annualized Based Rent

TOP 20 TENANTS

Tenant / Parent	Classification[1]	% of ABR
HCA Healthcare	Health System	8.0
CommonSpirit Health	Health System	4.0
McKesson Corporation	Health System	1.4
Ascension Health	Health System	1.4
University of Louisville	Health System	1.3
Northside Hospital	Health System	1.1
Arcus Biosciences	Mid Cap Biopharma	1.1
Johnson & Johnson	Large Cap Biopharma	1.1
Community Health Systems	Health System	1.1
Bristol-Myers Squibb	Large Cap Biopharma	1.1
Memorial Hermann	Health System	1.0
Norton Healthcare	Health System	1.0
Novo Nordisk	Large Cap Biopharma	1.0
Astellas Pharma	Large Cap Biopharma	1.0
HonorHealth	Health System	1.0
Pfizer	Large Cap Biopharma	0.9
Nkarta	Mid Cap Biopharma	0.9
Alphabet[2]	Large Cap Biopharma	0.8
Myriad Genetics	Medical Device	0.8
AstraZeneca	Large Cap Biopharma	0.8

(1)   Specialty outpatient services includes tenant types such as non-health system ambulatory surgical centers, cancer treatment centers, imaging and radiology. Biopharma companies are classified by market cap at quarter-end as follows: Large Cap greater than $10 billion; Mid Cap between $10 billion and $500 million; and Small Cap less than $500 million.
(2)   Represents lab space leased by Calico, a life science subsidiary of Alphabet.

Leasing Metrics

As of March 31, 2024, square feet in thousands, presented at 100%

1Q24 LEASING ACTIVITY

	Outpatient Medical		Lab	Total
Renewals, amendments and extensions				
Leased Square Feet		1,151	25	1,175
Annualized Base Rent Per Sq. Ft	$	28.24	$ 57.44	
% Change in Cash Rents[1]		3.4	2.6	3.3
Tenant Improvements per Sq. Ft.[2]	$	1.02	$ 0.15	$ 1.00
Leasing Costs per Sq. Ft.[2]	$	0.54	$ 3.15	$ 0.60
Average Lease Term (Months)		90	23	88
Trailing Twelve Month Retention Rate[3]		84.1 %	21.6 %	77.8 %
New lease commencements				
Leased Square Feet		120	312	433
Annualized Base Rent Per Sq. Ft	$	29.94	$ 70.52	
Tenant Improvements per Sq. Ft.[2]	$	5.41	$ 5.19	$ 5.25
Leasing Costs per Sq. Ft.[2]	$	1.77	$ 2.16	$ 2.05
Average Lease Term (Months)		80	117	107

CONTRACTUAL LEASE ESCALATORS

	Leased Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Fixed	34,186	9,914	44,100	95.2
Fixed Escalator	2.6%	3.2%	2.9%	
CPI	2,090	154	2,245	4.8
CPI Escalator[4]	3.2%	3.2%	3.2%	
Total	**36,276**	**10,068**	**46,344**	**100.0**
Total Escalator	**2.7%**	**3.2%**	**2.9%**	

LEASE TYPE

	Leased Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Triple-Net[5]	27,933	9,270	37,203	80.3
Base Year[6]	6,262	776	7,038	15.2
Gross[7]	2,081	23	2,104	4.5
Total	**36,276**	**10,068**	**46,344**	**100.0**

OWNERSHIP TYPE

	Total Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Fee Simple	22,697	10,256	32,953	65.1
Ground Lease	17,434	260	17,693	34.9
WALT[8]	75	39	74	
Total	**40,131**	**10,516**	**50,646**	**100.0**

(1) The change in Cash Rents for Outpatient Medical excludes a 592,000 square feet renewal that will affect rents beginning in July 2025.
(2) Average cost per lease year.
(3) New lease commencements include a lease for a 126,000 square foot property that was leased directly to the former subtenant during the quarter. Retention would be 57.6% for Lab and 81.5% for Total if this lease was reflected as a renewal.
(4) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.
(5) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(6) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(7) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(8) Weighted Average remaining Lease Term ("WALT") for ground leases includes renewal options.

Lease Expirations

As of March 31, 2024, dollars and square feet in thousands

LEASE EXPIRATION DATA

| Year | Outpatient Medical | | Lab | | Total | | | |
	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	%	Annualized Base Rent[1]	%
2024[1]	2,804	$ 82,511	172	$ 10,612	2,976	6.4	$ 93,122	6.2
2025	3,882	95,420	1,084	52,294	4,966	10.7	147,714	9.9
2026	5,485	141,308	618	30,820	6,103	13.2	172,128	11.5
2027	3,747	97,675	1,439	66,599	5,187	11.2	164,275	11.0
2028	4,452	104,127	690	37,528	5,142	11.1	141,656	9.5
2029	2,675	77,648	815	50,548	3,490	7.5	128,195	8.6
2030	2,217	59,564	1,334	95,866	3,551	7.7	155,430	10.4
2031	2,759	68,628	1,287	77,427	4,046	8.7	146,055	9.8
2032	2,627	60,884	889	57,773	3,517	7.6	118,657	8.0
2033	1,658	47,459	643	41,855	2,301	5.0	89,314	6.0
Thereafter	3,969	65,384	1,097	69,992	5,066	10.9	135,375	9.1
	36,276	$ 900,608	10,068	$ 591,313	46,344	100.0	$ 1,491,921	100.0

MATERIAL NEAR-TERM PURCHASE OPTIONS

Lease Maturity Year	Option Date[2]	Name	Property Count	MSA	Property Type	Cash (Adjusted) NOI Annualized	Option Price
2026	10/2025	Innovation	1	San Diego, CA	Outpatient medical	$ 1,559	$ 31,700
2027, 2034	01/2026	Myriad Campus[3]	4	Salt Lake City, UT	Lab	7,010	68,484

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments. Month-to-month and holdover leases are included in 2024 expirations.
(2) Reflects the earliest point at which the purchase option can be exercised.
(3) In December 2023, we entered into an 85,000 square foot lease of one building, which expires in 2034. In connection with the lease, we granted a purchase option on that building and the three remaining buildings in Utah. If the purchase option is not exercised, a new lease of the entire 154,000 square feet at those three buildings is automatically commenced to lease those buildings through 2036. Healthpeak is the ground lessee across all four buildings through 2062.

CCRC

As of and for the quarter ended March 31, 2024, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Net Portfolio Investment[1]	Resident Fees and Services, excluding NREFS[2]	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,316,189	$ 98,233	$ 18,305	$ (88,796)	$ 27,741	6,036	86.1	$ 7,470	$ 23,444
Sunrise Senior Living	2	267,186	18,967	3,272	(16,276)	5,963	1,052	80.1	8,798	5,517
Remaining	—	—	—	—	(550)	(550)	N/A	N/A	N/A	—
Total	**15**	**$ 1,583,375**	**$ 117,200**	**$ 21,577**	**$ (105,622)**	**$ 33,155**	**7,088**	**85.2**	**$ 7,655**	**$ 28,962**

TOTAL CCRC PORTFOLIO

		1Q23	2Q23	3Q23	4Q23	1Q24
Units		7,107	7,108	7,112	7,097	7,088
IL, AL, and Memory Care Occupancy %		83.0	83.3	83.8	84.6	84.6
Skilled Nursing Occupancy %		83.7	84.1	84.6	86.7	88.6
Total Occupancy %		83.1	83.4	83.9	84.9	85.2
REVPOR CCRC	$	7,179 $	7,317 $	7,477 $	7,536 $	7,655
REVPOR CCRC excluding NREF Amortization		6,056	6,175	6,315	6,314	6,465
NREF Cash Collections	$	28,791 $	30,726 $	36,117 $	31,019 $	28,962
NREF Amortization		19,887	20,382	20,823	22,105	21,577
Portfolio Cash Real Estate Revenues	$	127,221 $	130,231 $	133,808 $	136,340 $	138,776
Portfolio Cash Operating Expenses		(101,074)	(102,383)	(104,773)	(106,860)	(105,622)
Portfolio Adjusted NOI	**$**	**26,147 $**	**27,848 $**	**29,036 $**	**29,481 $**	**33,155**

(1) Net Portfolio Investment is gross Portfolio Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of March 31, 2024, the balances of NREFs and refundable Entrance Fees were $569.4 million and $248.2 million, respectively.
(2) Represents Resident Fees and Services from our Consolidated Statement of Operations, excluding NREF amortization.

Other

As of and for the quarter ended March 31, 2024, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

		1Q23	2Q23	3Q23	4Q23	1Q24	Year-Over-Year Growth
Property count		19	19	19	19	19	—
Units		3,354	3,354	3,354	3,354	3,354	
Occupancy %		78.0	78.3	79.3	78.6	78.1	10 bps [1]
REVPOR	$	4,633 $	4,584 $	4,573 $	5,005 $	5,109	10.3% [1]
Portfolio Cash Real Estate Revenues	$	20,566 $	20,278 $	20,567 $	21,167 $	21,476	4.4%
Portfolio Cash Operating Expenses		(15,019)	(14,645)	(15,461)	(15,243)	(16,090)	7.1%
Portfolio Cash (Adjusted) NOI	**$**	**5,547 $**	**5,634 $**	**5,106 $**	**5,924 $**	**5,387**	**(2.9%)**

DEBT INVESTMENTS

		Investment[2]		Interest Income	Weighted Average as of March 31, 2024	
					Yield[3]	Maturity in Years
Seller financing loans[4]	$	110,481	$	4,133	12.1%	2.2
Development and other loans		119,368		926	11.2%	1.5
Total Debt Investments	**$**	**229,849**	**$**	**5,059**	**11.6%**	**1.8**

(1) During 4Q23, a property re-entered Occupancy and REVPOR following development. Including that property in 1Q23, the Year-Over-Year change in Occupancy and REVPOR would have been 100bps and 3.1%, respectively.
(2) Excludes $9.3 million of estimated reserves for loan losses in accordance with ASC 326 and resident loans on CCRC entrance fee contracts of $47.3 million.
(3) Seller financing loans receivable have floating interest rates subject to certain floors.
(4) A partial repayment of $69 million was received on February 15, 2024.

Components of Net Asset Value

As of and for the quarter ended March 31, 2024, dollars and shares in millions

PORTFOLIO CASH (ADJUSTED) NOI AT SHARE

	Quarter Ending March 31, 2024	Significant Adjustments[1]	Annualized
Outpatient Medical	$ 146	$ 61	$ 828
Lab	149	—	596
CCRC	33	—	133
SWF SH JV	5	—	20
Total Portfolio Cash (Adjusted) NOI	**$ 333**	**$ 61**	**$ 1,576**
CCRC NREF cash collections in excess of NREF amortization	—	7	28
Total	**$ 333**	**$ 68**	**$ 1,604**

DEVELOPMENT AND REDEVELOPMENT PROPERTIES[2]

	Estimated Cost to Complete	Estimated Total Cost	Projected Stabilized Portfolio Cash (Adjusted) NOI
Development	$ 183	$ 588	$ 42
Redevelopment	224	307	55
Total	**$ 407**	**$ 895**	**$ 97**

LAND HELD FOR DEVELOPMENT / CASH / LOANS RECEIVABLE

Book value of land held for development	$ 723
Cash, cash equivalents, and restricted cash	157
Loans receivable, net of reserves	268
Total	**$ 1,148**

DEBT AND OTHER LIABILITIES[3]

Bank line of credit and commercial paper	$ 183
Term loans	1,650
Senior unsecured notes	6,700
Mortgage debt	382
Share of unconsolidated JV debt	195
Other liabilities (assets), net[4]	673
Total	**$ 9,783**

Fully-diluted shares and units	**721**

(1) Adjustments for significant mid-quarter acquisitions, dispositions, and development/redevelopment activity. Includes timing adjustment to reflect a full quarter of income for the Physicians Realty Trust merger which closed on March 1, 2024. Also includes an adjustment for the difference between CCRC NREF cash collections and NREF amortization.

(2) See Development and Redevelopment detail on page 18. Projected Stabilized Portfolio Cash (Adjusted) NOI for redevelopments assumes a return on incremental capital and a return to stabilized occupancy levels.

(3) Represents principal amounts due and excludes unamortized premiums/discounts, deferred loan expenses or other fair value adjustments as reflected on the balance sheet.

(4) Includes accounts payable, accrued liabilities, and other liabilities net of other assets. Excludes certain non-cash liabilities and assets including straight-line rents and net leasing costs.

Glossary

Adjusted Fixed Charge Coverage*
Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*
See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent ("ABR")
The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties within the other non-reportable segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non- cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Cash (Adjusted) Net Operating Income ("NOI")*
Cash (Adjusted) NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, and government grant income and exclusive of interest income), less property level operating expenses; and excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. Cash (Adjusted) NOI include the Company's pro rata share of Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures. See the "Cash (Adjusted) NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Completion Date - Development/Redevelopment
For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt
The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*
The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt
Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")
A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Costs to Complete
Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.

Debt Investments
Loans secured by a direct interest in real estate and mezzanine loans.

Development
Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.

EBITDAre and Adjusted EBITDAre*
EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction and merger-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*
Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*
Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*
Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees
Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Initial Occupancy

Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy. For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date.

Investment and Portfolio Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment include land held for development.

Merger-Combined Same-Store ("SS")*

Merger-Combined Same-Store Cash (Adjusted) NOI includes legacy Physicians Realty Trust properties that met the same-store criteria as if they were owned by the Company for the full analysis period. This information allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Merger-Combined Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Merger-Combined Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Merger-Combined Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, or a significant tenant relocates from a Merger-Combined Same-Store property to a Merger-Combined non Same-Store property and that change results in a corresponding increase in revenue. We do not report Merger-Combined Same-Store metrics for our other non-reportable segments.

Management believes that continued reporting of the same-store portfolio for only pre-merger Healthpeak Properties, Inc. offers minimal value to investors who are seeking to understand the operating performance and growth potential of the combined company. The Company was provided access to the underlying financial statements of legacy Physicians Realty Trust (which financial statements have been audited or, in the case of interim periods, reviewed) and other detailed information about each property, such as the acquisition date. Based on this available information, the Company was able to consistently apply its same-store definition across the combined portfolio. As a result of the Merger, approximately 98% of the combined portfolio is represented in the Merger-Combined Same-Store presentation for the outpatient medical segment.

Merger-Combined Same-Store Cash (Adjusted) NOI*

Merger-Combined Same-Store Cash (Adjusted) NOI is Merger-Combined Same-Store Cash Real Estate Revenues less Merger-Combined Same-Store Cash Operating Expenses.

Merger-Combined Same-Store Cash Operating Expenses*

Merger-Combined Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Operating Expenses represent property level operating expenses (which exclude transition costs) and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Merger-Combined Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Merger-Combined Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Merger-Combined Same-Store Cash Real Estate Revenues*

Merger-Combined Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Merger-Combined Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Merger-Combined Same-store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Occupancy

For lab buildings and outpatient medical buildings, Occupancy represents rentable square feet where leases have commenced (certificate of occupancy received), including month-to-month leases, as of the end of the period reported divided by total rentable square feet. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available based on units. The percentages shown are weighted to reflect our share and exclude facilities that are currently in Development, vacant square feet under lease-up in newly completed or recently redeveloped facilities, senior housing facilities acquired during the relevant period where a full calendar quarter is not available, and facilities held for sale. Senior housing occupancy was derived solely from information provided by operators without independent verification by us.

Portfolio Adjusted NOI*

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Glossary

Portfolio Cash Operating Expenses*

Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Cash Real Estate Revenues*

Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Portfolio Income*

Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Projected Stabilized Cash Yield

Projected Cash (Adjusted) NOI at stabilization divided by the expected total development costs.

Recurring Capital Expenditures

Recurring Capital Expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

Revenue Enhancing Capital Expenditures

Revenue Enhancing Capital Expenditures include costs incurred to build out suites in shell condition or to reposition space that is expected to result in additional revenue upon the space being re-leased.

REVPOR*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR relates to our Other non-reportable segment.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, or acquired during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Lab buildings and outpatient medical buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

*   Non-GAAP Supplemental Measures
     Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
     https://ir.healthpeak.com/quarterly-results.

Additional Information

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.


3020
Callan Ridge
San Diego, CA